UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF
PROCESS AND UNDERTAKING
GENERAL INSTRUCTIONS

A.	Name of issuer or person filing (“Filer”): Altia Plc

B.	(1) This is an (check one)

☒	original filing for the Filer

☐	amended filing for the Filer

(2)	Check following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant	Arcus ASA (as Subject Company)

Form type	Form CB

File Number (if known)	005-91716

Filed by	Altia Plc

Date Filed	September 30, 2020 (filed concurrently with Form CB)	(if filed concurrently, so indicate)

D.	The Filer is incorporated or organized under the laws of	the Republic of Finland
(jurisdiction name under whose laws the issuer is organized/incorporated)

and has its principal place of business at	Kaapeliaukio 1, 00180 Helsiniki, Finland	+358400168005
	(full address)	(telephone number)

E.	The Filer designates and appoints CT Corporation System (“Agent”) located at

                                                                             (name of United States person serving as agent)

28 Liberty Street, New York, NY 10005, United States	+1 (212) 894-8940 as the agent of the Filer
(full United States address)	(telephone number)

upon whom may be served any process, pleadings, subpoenas, or other papers in

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on September 30, 2020 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form CB;

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: Form CB and, as applicable; the securities to which such Form CB relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Helsinki, country of Finland this 30th day of September, 2020.

Filer:	Altia Plc

By:

/s/ Thomas Heinonen

(Signature)

Thomas Heinonen General Counsel

(Name and Title)

September 30, 2020

(Date)

By:

/s/ Kirsi Lehtola

(Signature)

Kirsi Lehtola Senior Vice President, Human Resources

(Name and Title)

September 30, 2020

(Date)

This statement has been signed by the following person in the capacity and on the dates indicated.

CT Corporation System

By:

/s/ Brian LeFevre

(Signature)

Brian LeFevre Senior Account & Relationship Manager

(Name and Title)

September 30, 2020

(Date)